Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 26

DATED JUNE 23, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 26 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006 and Supplement No. 25 dated June 13, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies," "Summary of our Organizational Documents" and "Plan of Distribution" as described below.  You should read this Supplement No. 26 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  This section supplements the discussion under the subsection "Joint Ventures and Other Co-Ownership Arrangements" which begins on page 109 of the prospectus.

Joint Ventures and Other Co-Ownership Arrangements

Ceruzzi Holdings – Ahold Portfolio

On June 8, 2006, we, through wholly-owned subsidiaries, indirectly entered into a series of joint venture agreements with CE Investment Associates 2001, LLC, an unaffiliated third party, to purchase fee title in eight existing freestanding retail buildings with approximately 547,330 gross leasable square feet of property in Connecticut, Massachusetts, New Jersey, Rhode Island and South Carolina (collectively the "Ahold Portfolio").

In connection with the closing of the transaction, we made a capital contribution of approximately $87 million in exchange for a sixty-seven percent (67%) equity interest in the entities that own the portfolio.

Subsidiaries of the Company hold 980 investment units in each joint venture entity, and Ceruzzi Holdings holds 20 investment units.   Each joint venture agreement gives our subsidiary member exclusive control rights with respect to the management of the property held by that joint venture entity.  Ceruzzi Holdings is obligated to maintain its investment in the joint venture through December 15, 2010, entitled to a preferred return of 5.5% per annum on its capital contribution, and entitled to its capital contribution at any time after December 15, 2010.  While the capital contribution of Ceruzzi Holdings varies with each joint venture entity, its aggregate contribution is approximately $43.4 million.  Through our subsidiary member, we have a preferred return under each joint venture agreement equal to 15% for the first 5 years and 20% thereafter.

In connection with our entry into the joint venture agreements, the Company has entered into a series of guarantees for the benefit of Ceruzzi Holdings, which in the aggregate guarantee a 5.5% annual return on $43.4 million contributed by CE Investment Associates 2001, LLC.  The joint venture agreements provide that this return will first come from the operating income of the property owned by that joint venture entity.  The guaranteed amount is $2,388,650 annually.  We also guarantee payment of the liquidation amount due to CE Investments Associates 2001, LLC when the latter exits the joint ventures after December 15, 2010.  The principal liquidation amount is $43,430,000.

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions – Probable Acquisitions

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, has identified the following properties as probable acquisitions:

Hilliard Market; Hilliard, Ohio

MB REIT anticipates purchasing a fee simple interest in a newly constructed shopping center known as Hilliard Market containing approximately 107,544 gross leasable square feet.  The center is located at 1852 Hilliard Rome Road in Hilliard, Ohio in the Southwest submarket of the Columbus retail market.  Hilliard Market was built over a three-year period beginning in 2003.  As of June 1, 2006, this property was one hundred percent (100%) occupied, with a total of approximately 107,544 square feet leased to 11 tenants.  The property competes with at least five other retail centers in the Columbus retail market for sales, tenants or both.

MB REIT anticipates purchasing this property from an unaffiliated third party, Continental/HR, LLC, for approximately $20.4 million exclusive of transaction costs and assuming the property is one hundred percent (100%) occupied at closing.  If the property is less than 100% occupied at closing, the initial purchase price will be approximately $18.6 million subject to a future earnout payment of up to approximately $1.8 million.  MB REIT anticipates purchasing this property for cash and may later borrow monies using this property as collateral.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements to it over the next few years.  However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Four retail tenants, Michaels, Bed, Bath & Beyond, OfficeMax and Old Navy, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Michaels	21,517	20	12.00	4/5 yr.	05/05	06/14

Bed, Bath & Beyond	20,000	19	12.48	3/5 yr.	12/03	01/14

OfficeMax	19,961	19	12.00	3/5 yr.	02/04	03/16

Old Navy	16,800	16	13.75	2/5 yr.	09/04	08/09
			15.13		09/09	08/14

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $220,000.  The real estate taxes paid were calculated by multiplying Hilliard Market's assessed value by a tax rate of 3.689%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $15.2 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	-	-	-	-
2007	-	-	-	-
2008	-	-	-	-
2009	2	12,467	221,074	14.16%
2010	1	1,460	36,500	2.72%
2011	2	6,127	125,794	9.65%
2012	1	6,324	132,804	11.28%
2013	-	-	-	-
2014	3	58,317	738,804	70.72%
2015	1	2,888	66,424	21.71%

The table below sets forth certain information with respect to the occupancy rate at Hilliard Market expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	74%	14.48
2004	30%	14.50
2003	19%	12.48

Fabyan Randall Plaza; Batavia, Illinois

MB REIT anticipates purchasing a fee simple interest in an existing shopping center known as Fabyan Randall Plaza containing approximately 91,395 gross leasable square feet.  The center is located at 1942 West Fabyan Parkway in Batavia, Illinois.  Fabyan Randall Plaza was built over a two-year period beginning in 2002.  As of June 1, 2006, this property was ninety-four percent (94%) occupied, with a total of approximately 85,395 square feet leased to 12 tenants.  The property competes with at least four (4) other retail centers in the Batavia retail corridor in Kane County for sales, tenants or both.

MB REIT anticipates purchasing this property from an unaffiliated third party, Quincy Development, LLC, for approximately $26 million.  Of this amount, MB REIT anticipates assuming, at closing, a mortgage loan in the principal amount of approximately $13.4 million and will pay the remaining amount of $12.6 million in cash.  The annual interest rate of the loan is fixed at 5.375% per annum.  The terms of the loan will require MB REIT to make monthly interest payments for the first five (5) years and then monthly payments of principal and interest thereafter until the loan matures.  The unpaid principal balance and all accrued unpaid interest thereon (if not paid sooner) will be due at maturity.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements to it over the next few years.  However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Four retail tenants, Trader Joe's, Walgreens, Circuit City and Office Depot, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Trader Joe's	10,904	12	13.00	3/5 yr.	02/03	11/03
			14.21		11/03	02/08
			15.64		02/08	02/13
			17.21		02/13	01/14

Walgreens	14,490	16	25.53	-	05/03	05/78

Circuit City	32,900	36	19.00	4/5 yr.	11/02	01/13
			19.50		02/13	01/18
			20.00		02/18	01/23

Office Depot	11,300	12	17.50	4/5 yr.	09/03	09/18

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes payable in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) are approximately $286,000.  The real estate taxes payable were calculated by multiplying Fabyan Randall Plaza's assessed value by a tax rate of 7.0%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $19.5 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2006	-	-	-	-
2007	-	-	-	-
2008	5	7,879	235,646	13.26%
2009	2	3,309	91,180	5.92%
2010	-	-	-	-
2011	-	-	-	-
2012	-	-	-	-
2013	1	10,904	170,500	11.59%
2014	-	-	-	-
2015	-	-	-	-

The table below sets forth certain information with respect to the occupancy rate at Fabyan Randall Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	91%	20.48
2004	91%	20.48
2003	90%	20.32
2002	36%	19.00

Financing Transactions

Ahold Portfolio; Connecticut, Massachusetts, New Jersey, Rhode Island and South Carolina.

On June 8, 2006, four (4) wholly-owned subsidiaries of the Company entered into loan documents as borrowers of approximately $35.5 million from Principal Commercial Funding, LLC and Principal Life Insurance Company (referred to herein as "Principal Borrowers").  Each of the Principal Borrower's obligations are secured by a first priority mortgage on the respective properties in the Ahold Portfolio.  The Principal Borrowers also granted a security interest to Principal Commercial Funding, LLC and Principal Life Insurance Company, and their successors and assigns, in, among other things, certain tangible and intangible personal property interests of the Principal Borrowers related to the properties.  The Ahold Portfolio properties held by the Principal Borrowers were acquired on June 8, 2006.

The Principal Borrowers' loans bear interest at the rates of 5.17% per annum through maturity on July 1, 2013.  The Principal Borrowers are required to make interest-only payments on a monthly basis ranging from approximately $18,465.52 to $49,679.39 beginning on August 1, 2006, until the loans mature.  The unpaid principal balance and all accrued unpaid interest thereon (if not sooner paid) and other indebtedness are due at maturity for each loan.  Provided there is no event of default and after the Lockout Date (defined as (i) the date which is one year after the date of securitization or (ii) the date which is two years after the date of the first full debt service payment), the Principal Borrowers may, with not less than thirty (30) days prior written notice, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other indebtedness and a prepayment penalty.

The loan documents for each loan contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violations of covenants prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under any of the loans, then, subject to the customary cure rights granted to the Principal Borrowers, Principal Commercial Funding, LLC and Principal Life Insurance Company, or their successors and assigns may, declare the entire outstanding balance of the loan(s) in default, including all accrued and unpaid interest, any prepayment premium and late charges and other amounts, to be immediately due and payable.

The Company has agreed to indemnify Principal Commercial Funding, LLC and Principal Life Insurance Company, or their successors and assigns, against losses arising from the presence or release of hazardous substances, among other things, on the properties.  We also have agreed to guaranty the obligations of the Principal Borrowers under the loan documents, including the environmental indemnity given by the Principal Borrowers.

On June 8, 2006, four (4) wholly-owned subsidiaries of the Company entered into loan documents as the Borrowers of approximately $41.5 million from Nomura Credit & Capital, Inc. (referred to herein as "Nomura Borrowers").  Each of the Nomura Borrower's obligations are secured by a first priority mortgage on the respective properties in the Ahold Portfolio.  The Nomura Borrowers also granted a security interest to Nomura Credit & Capital, Inc., its successors and assigns in, among other things, certain tangible and intangible personal property interests of the Nomura Borrowers related to the properties.  The Ahold Portfolio properties held by the Nomura Borrowers were acquired on June 8, 2006.

The Nomura Borrowers' loans bear interest at rates ranging from 5.01% to 5.17% per annum.  The Nomura Borrowers are required to make interest-only payments on a monthly basis ranging from approximately $34,936.68 to $54,943.06 beginning on August 1, 2006, until the Anticipated Repayment Date of June 11, 2011, or if the loans are extended pursuant to their respective Loan Agreements, until the loans mature on June 11, 2031. The unpaid principal balance and all accrued unpaid interest thereon (if not sooner paid) and other indebtedness are due at maturity for each loan.  Except as otherwise provided in the loan documents, the Nomura Borrowers shall not have the right to prepay the Loan in whole or in part prior to the Permitted Prepayment Date, which is the eleventh day of the month occurring after the date which is three years following securitization of the loan.   After the Permitted Prepayment Date, the Nomura Borrowers may, after providing Lender with written notice, prepay the unpaid principal balance of the Loan in whole, but not in part, along with a prepayment fee.  The Nomura Borrowers may prepay the loan 90 days prior to the Maturity Date without premium, which prepayment shall be paid on a regularly scheduled payment date.

The loan documents for each loan contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violations of covenants prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under any of the loans, then, subject to the customary cure rights granted to the Nomura Borrowers, Nomura Credit & Capital, Inc. or its successors and assigns may declare the entire outstanding balance of the loan(s) in default, including all accrued and unpaid interest, any prepayment premium and late charges and other amounts, to be immediately due and payable.

The Company has agreed to indemnify Nomura Credit & Capital, Inc., or its successors and assigns against losses suffered by Nomura Credit & Capital, Inc., or its successors and assigns, arising from the presence or release of hazardous substances, among other things, on the properties.  We also have agreed to guaranty the obligations of the Nomura Borrowers under the loan documents, including the environmental indemnity given by the Nomura Borrowers.

Summary of Our Organizational Documents

The following two paragraphs, which appear at the top of page 133 of the prospectus, as previously supplemented by Supplement No. 25, have been amended and restated in their entirety as follows:

Each stockholder is bound by and is deemed to have agreed to the terms of our organizational documents by his, her or its election to become a stockholder of our company.  Our organizational documents consist of our articles of incorporation and bylaws.  Our directors have reviewed and ratified these documents.  The following summarizes the material provisions of these documents but does not purport to be complete and is qualified in its entirety by specific reference to the organizational documents filed as exhibits to our registration statement of which this prospectus is a part.  See "Where You Can Find More Information."

We were formed on October 4, 2004.  Our current articles of incorporation were amended and restated and filed with the State Department of Assessments and Taxation of Maryland on April 26, 2006.  The articles, as so amended and restated, became operative on April 26, 2006.  Our current bylaws were adopted by our board on June 20, 2006, and are effective as of July 1, 2006.  Our articles of incorporation and bylaws will remain operative in their current form throughout our existence, unless they are amended or we are dissolved.

The following paragraph is inserted after the first paragraph under the subheading "Amendment of Organizational Documents" which begins on page 135:

On June 20, 2006, our board of directors voted to amend and restate the bylaws of our Company, effective as of July 1, 2006.  In addition to the non-substantive changes made in connection with this restatement, the bylaws were amended to reflect increases in the annual fees paid to independent directors of our Company.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of June 20, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	56,356,526	563,565,260	59,174,352	504,390,908

Shares sold pursuant to our distribution reinvestment program:	497,648	4,727,656	-	4,727,656

	56,774,174	568,492,916	59,174,352	509,318,564

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.